December 20, 2017

Via EDGAR and email

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xylem Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-35229

Dear Mr. Kuhar:

We are writing in response to the comments we received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated December 11, 2017 (the "Comment Letter") regarding the above-referenced filing of Xylem Inc. ("Xylem," the "Company" or "we"). To facilitate your review, we have also reproduced below the text of the Staff's comments in italics directly above the Company's responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators and Non-GAAP Measures, page 27

1. Your computation of EBITDA on page 29 excludes share-based compensation in addition to taxes, depreciation and amortization. In future filings please revise the title of this non-GAAP measure to distinguish it from EBITDA. Refer to Question 103.01 of the updated Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff's comment, beginning with the 2017 Form 10-K filing, the Company will exclude share-based compensation from the computation of EBITDA rather than revising the title of the measure to distinguish it from EBITDA in future filings. Share-based compensation will instead be included as an adjustment in the reconciliation of EBITDA to the non-GAAP measure "Adjusted EBITDA" in future filings. Please see the updated EBITDA and "Adjusted EBITDA" definitions and corresponding table below as a representation of how we plan on displaying this information within the Key Performance Indicators and Non-GAAP Measures section of our Form 10-K for the Fiscal Year Ended December 31, 2017:

▪
“EBITDA” defined as earnings before interest, taxes, depreciation, and amortization expense and “Adjusted EBITDA” reflects the adjustment to EBITDA to exclude share-based compensation, restructuring and realignment costs, Sensus acquisition related costs, special charges and gain from sale of business.

(in millions)	2017	2016	2015
Net Income	$—	$260	$340
Income tax expense	—	80	63
Interest expense (Income), net	—	68	53
Depreciation	—	87	88
Amortization	—	64	45
EBITDA	$—	$559	$589
Share-based compensation	—	18	15
Restructuring and realignment	—	47	20
Sensus acquisition related costs	—	46	—
Special charges	—	5	5
Gain from sale of business	—	—	(9)
Adjusted EBITDA	$—	$675	$620

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

2. In future filings, please revise your reconciliation of Operating expenses excluding restructuring and realignment costs, Sensus acquisition related costs and special charges to Total operating expenses to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff's comment, in future filings, the Company will revise the reconciliation of Operating expenses to begin with the GAAP measure, rather than the Non-GAAP measure. Please see the table below as a representation of how we plan on displaying this information within the Results of Operations table beginning with the filing of our Form 10-K for the Fiscal Year Ended December 31, 2017:

Results of Operations

(in millions)	2017	2016	2015	2017 v. 2016	2016 v. 2015
Revenue	$—	$3,771	$3,653	(100.0)%	3.2%
Gross profit	—	1,461	1,404	(100.0)%	4.1%
Gross margin	—%	38.7%	38.4%	(3,870)bp	30bp
Total operating expenses	—	1,055	955	(100.0)%	10.5%
Expense to revenue ratio	—%	28.0%	26.1%	(2,800)bp	190bp
Restructuring and realignment costs	—	(47)	(20)	(100.0)%	135.0%
Sensus acquisition related charges	—	(53)	—
Special charges	—	(5)	(5)	NM	NM
Operating expenses excluding restructuring and realignment costs, Sensus acquisition related costs and special charges	—	950	930	(100.0)%	2.2%
Expense to revenue ratio	—%	25.2%	25.5%	(2,520)bp	(30)bp
Operating income	—	406	449	(100.0)%	(9.6)%
Operating margin	—%	10.8%	12.3%	(1,080)bp	(150)bp
Interest and other non-operating expense (income), net	—	66	55	(100.0)%	20.0%
Gain from sale of business	—	—	9	#DIV/0!	(100.0)%
Income tax expense	—	80	63	(100.0)%	27.0%
Tax rate	—%	23.5%	15.6%	(2,350)bp	790bp
Net income	$—	$260	$340	(100.0)%	(23.5)%
NM     Not Meaningful
In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the Untied States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact E. Mark Rajkowski at (914) 323-5950 or myself at (914) 323-5784.
Sincerely,

/s/ Paul Stellato
Paul Stellato
Vice President, Controller and Chief Accounting Officer

cc:    E. Mark Rajkowski, Senior Vice President and Chief Financial Officer, Xylem Inc.
Claudia Toussaint, Senior Vice President, General Counsel and Corporate Secretary, Xylem Inc.
Robert Grosso, Engagement Partner, Deloitte & Touche LLP
Dennis Hult, Securities and Exchange Commission
Martin James, Securities and Exchange Commission